Exhibit 99.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-173327, No. 333-217141 and No. 333-230636) and on Form F-3 (No. 333-191325) of Adecoagro S.A. of our report dated March 9, 2021 relating to the financial statements, which appears in this Form 6-K.

/s/ PRICE WATERHOUSE & CO. S.R.L.
By: /s/ (Partner)
Jorge Frederico Zabaleta

Buenos Aires, Argentina.
March 9, 2021.